Exhibit 99.2
EXECUTION COUNTERPART
FIRST AMENDMENT TO THE RESTRUCTURING AGREEMENT
     This FIRST AMENDMENT TO THE RESTRUCTURING AGREEMENT (this “Agreement”), dated as of July 28, 2006, is entered into by and among:
(a)	Satélites Mexicanos, S.A. de C.V. (the “Company”);

(b)	Servicios Corporativos Satelitales, S.A. de C.V. (“Servicios”);

(c)	Loral Skynet Corporation and Loral SatMex Ltd. (collectively, “Loral”);

(d)	Principia, S.A. de C.V. (“Principia” and, together with Loral, the “Supporting Equity Holders”);

(e)	the undersigned beneficial owners (or investment managers or advisors with power to vote or dispose of all or substantially all of the relevant securities on behalf of the beneficial owners) of the Senior Secured Floating Rate Notes due June 30, 2004, identified on Exhibit A-1 hereto (the “Executing FRN Holders”), who together constitute Majority FRN Holders under the Restructuring Agreement (as defined below); and

(f)	the undersigned beneficial owners (or investment managers or advisors with power to vote or dispose of all or substantially all of the relevant securities on behalf of the beneficial owners) of the 10-1/8% Senior Notes due November 1, 2004, identified on Exhibit A-2 hereto (the “Executing Noteholders” and, together with the Supporting Equity Holders and the Executing FRN Holders, the “Executing Holders,” and each, individually, an “Executing Holder”), who together constitute Majority Noteholders under the Restructuring Agreement.
     Reference is made to the Restructuring Agreement (the “Restructuring Agreement”) dated March 31, 2006 among the Company, Servicios and the Supporting Holders (as defined therein).
     Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the Restructuring Agreement.
     WHEREAS, the parties hereto desire to amend certain of the provisions the Restructuring Agreement.
     WHEREAS, pursuant to Section 13 of the Restructuring Agreement, Majority Noteholders and Majority FRN Holders may extend (a)(i) any “Target Date” or (ii) together with the Company, any “Outside Date” (for a period of up to thirty days) and (b) together with the Company, amend, modify or supplement certain other terms or conditions of the Restructuring Agreement.

     WHEREAS, pursuant to Sections 5A(b) and 13 of the Restructuring Agreement, Loral, Majority Noteholders, Majority FRN Holders and the Company may amend, modify or supplement certain terms or conditions relating to Section 5A of the Restructuring Agreement.
     NOW, THEREFORE, pursuant to Sections 5A(b) and 13 of the Restructuring Agreement:
     Clause 1. Consent to Stipulation Amendment. The parties hereto consent to the amendment of the Stipulation, Agreement and Order (the “So-Ordered Stipulation”) dated April 27, 2006, Docket No. 24, entered in the 304 Proceeding solely for the purpose of amending the date by which the Company must obtain a final and non-appealable order assuming the Loral Settlement Agreements from “July 24, 2006” to “September 7, 2006.” The Executing FRN Holders authorize Wilmer Cutler Pickering Hale and Dorr LLP to execute on their behalf, and the Executing Noteholders authorize Akin Gump Strauss Hauer & Feld LLP to execute on their behalf, any documents necessary to effectuate such amendment to the So-Ordered Stipulation. The definition of “304 Stipulation” in the Restructuring Agreement shall be amended solely for the purpose of including such amendment to the So-Ordered Stipulation.
     Clause 2. Certain Amendments to the Restructuring Agreement. The Restructuring Agreement shall be amended as follows: (the amendments contained in paragraphs F, G, H and I shall each be effective as of the applicable original Target Date):
          A. The definition of “Chapter 11 Filing Deadline” is hereby amended to replace “July 14, 2006” with “August 14, 2006.”
          B. The definition of “Outside Date”, with respect to the Concurso Plan Order, is hereby amended to replace “July 29, 2006” with “August 24, 2006.”
          C. “Thomas Heather” is hereby added to the list of “Series A, Voting Committee designees (4)” in Schedule B-1 of the Term Sheet.
          D. “or Carmen Ochoa” is hereby inserted after “Michael Nadar S.” as an additional designee for the “Secretary of The Board” in Schedule B-1 of the Term Sheet.
          E. The Company shall be permitted to amend, in its discretion, the form of Instrument of Accession attached as Annex B to the Restructuring Agreement with respect to any transferee of Securities held by any Supporting FRN Holders or any Supporting Noteholders such that the transferee is not obligated to be bound to the terms of the Restructuring Agreement with respect to any Securities it held prior to, or acquired after, (but not in connection with) executing the Accession Agreement; provided that the foregoing shall not apply to any Security that was previously bound by the Restructuring Agreement. Any such amended Instrument of Accession shall suffice for the purposes of Section 5(c) of the Restructuring Agreement.
          F. The Target Date of “June 6, 2006” for completion of Target #7, “Approval from the SCT (i.e. By-laws)” shall become “July 28, 2006.”
          G. The Target Date of “July 24, 2006” for completion of Target #10, “Authorization from COFECO” shall become “on or before the date of entry of the Chapter 11 Plan Order.”

          H. The Target Date of “May 9, 2006” for completion of Target #15, “Request of Servicios ‘quiebra’ to the Mexican Bankruptcy Court” shall become “on or before the date of entry of the Chapter 11 Plan Order.”
          I. The Target Date of “May 17, 2006” for completion of Target #16, “Entering of a ‘quiebra‘ order of Servicios” shall become “on or before the Effective Date.”
          J. Satmex will use its commercially reasonable best efforts to have the Chapter 11 Plan confirmed by the Bankruptcy Court include binding mutual releases for all claims (other than claims based on fraud, gross negligence, willful misconduct or criminal conduct, or claims or obligations contained in the Loral Settlement Agreements) by and among Satmex, Servicios, the Supporting Equity Holders, Loral Space & Communications Ltd., Loral Space & Communications Holdings Corporation (f/k/a Loral Space & Communications Corporation), Loral Skynet Network Services, Inc., Loral SpaceCom Corporation, Loral Skynet, a division of Loral SpaceCom Corporation, Space Systems/Loral, Inc., Loral Space & Communications Inc., and all holders of claims against Satmex. With respect to Loral’s rights hereunder, this provision is expressly made a part of Section 5A of the Restructuring Agreement.
     Clause 3. Miscellaneous: Except as otherwise explicitly set forth herein, all provisions of the Restructuring Agreement shall remain in full force and effect in accordance with their terms, subject to the modifications, amendments and waivers contained in this Agreement. This Agreement may only be amended in accordance with the provisions of Sections 5(A)(b) and 13 of the Restructuring Agreement, as applicable, and may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. This Agreement shall be governed by and construed in accordance with the first paragraph of Section 19 of the Restructuring Agreement. The individual holdings amounts contained on Exhibit A-1 and Exhibit A-2 shall be delivered on a confidential basis to counsel to the Company by counsel to the Ad Hoc FRN Committee (with respect to Exhibit A-1) and by counsel to the Ad Hoc Senior Note Committee (with respect to Exhibit A-2), and counsel to the Company shall not disclose such individual holdings amounts to any person or entity, including without limitation the Company, without the prior written consent of each individual holder whose individual holdings amount is being disclosed; provided, however, that this sentence shall not prevent counsel to the Company from disclosing the aggregate holdings amount of the Executing FRN Holders or the aggregate holdings amount of the Executing Noteholders.
[Remainder of Page Left Intentionally Blank]

     IN WITNESS WHEREOF, each of the parties to this Agreement has caused this Agreement to be executed and delivered by its duly authorized officers as of the date first written above.

Satélites Mexicanos, S.A. de C.V.

By:	/s/ Cynthia Pelini Addario

	Name:	Cynthia Pelini Addario
	Title:	EVP Finance & Administration

Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200 México
	Telephone:	(52) (55) 2629-5808
	Fax:	(52) (55) 2629-5895

By:	/s/ Carmen Ochoa

	Name:	Carmen Ochoa
	Title:	General Counsel

Rodolfo Gaona #86
Col. Lomas de Sotelo
México D.F. 11200 México
	Telephone:	(52) (55) 5201-0858
	Fax:	(52) (55) 2629-0895

AS TO CLAUSE 2.J ONLY
Servicios Corporativos Satelitales, S.A. de C.V.

	By:	/s/ Sergio Miguel Angel Autrey Maza

		Name:	Sergio Miguel Angel Autrey Maza
		Title:	Attorney-in-fact

Rodolfo Gaona 86-F
`		Col. Lomas de Sotelo
México D.F. 11200 México
		Telephone:	(52) (55) 1250-6300
		Fax:	(52) (55) 1250-6329

AS TO CLAUSE 2.J ONLY
Principia, S.A. de C.V.

By:	/s/ Sergio Miguel Angel Autrey Maza

	Name:	Sergio Miguel Angel Autrey Maza
	Title:	Attorney-in-fact

Rodolfo Gaona 86-F
Col. Lomas de Sotelo
México D.F. 11200 México
	Telephone:	(52) (55) 1250-6300
	Fax:	(52) (55) 1250-6329

AS TO CLAUSES 1, 2.J AND 3 ONLY Loral Skynet Corporation and Loral SatMex Ltd., (collectively, “Loral”)

By:	/s/ Janet Yeung Name: Janet Yeung Title: Vice President & Asst. Secretary

SUPPORTING FRN HOLDER(S):

* see below

By:	/s/ MITCHELL R. JULIS Name: MITCHELL R. JULIS Title: AUTHORISED SIGNATORY

The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-1 to this Agreement.

Contact Person:	Jack Hersch
Address:	Canyon Capital Partners
9665 Wilshire Boulevard
Beverly Hills, CA 90212
Telephone:	310-858-4249
Facsimile:
E-mail:	jhersch@canyonpartners.com

*	The Canyon Value Realization Fund (Cayman), Ltd.

Canyon Value Realization Fund, L.P.

Canyon Value Realization MAC 18, Ltd.

Institutional Benchmarks Series (Master Feeder)

Limited in Respect of The Centaur Series

SUPPORTING FRN HOLDER(S):

MURRAY CAPITAL MANAGEMENT, INC, as agent on behalf of certain discretionary accounts

By:	/s/ Scott V. Beechert Name: Scott V. Beechert Title: General Counsel & Chief Compliance Officer
The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-1 to this Agreement.

Contact Person:	Scott V. Beechert
Address:	680 Fifth Avenue
26th Floor
New York, NY 10019
Telephone:	(212) 582-5505
Facsimile:	(212) 582-5525
E-mail:	sbeechert@murraycapital.com

SUPPORTING FRN HOLDER(S):

MORGAN STANLEY & CO INCORPORATED

By:	/s/ Edgar A. Sabounghi Name: Edgar A. Sabounghi Title: Managing Director

The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-1 to this Agreement.

Contact Person:	Jonathan Herrick
Address:	1585 Broadway
New York, New York 10036
Telephone:	212-761-4744
Facsimile:	212-507-2917
E-mail:	jonathan.herrick@morganstanley.com

SUPPORTING FRN HOLDER(S):

BLACK DIAMOND OFFSHORE, LTD
By: Carlson Capital, L.P., its investment advisor
By: Asgard Investment Corp, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-1 to this Agreement.

Contact Person:	Chris Huga
Address:	2100 McKinney ave
Ste 1600
Dallas,TX 75201
Telephone:	214-932-9653
Facsimile:	214-932-9601
E-mail:	chaga@carlsoncapital.com

SUPPORTING FRN HOLDER(S):

DOUBLE BLACK DIAMOND OFFSHORE LDC
By: Carlson Capital, L.P., its investment advisor
By: Asgard Investment Corp, its general partner

By:	/s/ Clint D. Carlson

Name: Clint D. Carlson
Title: President

The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-1 to this Agreement.

Contact Person:	Chris Haga
Address:	2100 McKinney ave.
Ste 1600
Dallas,TX 75201
Telephone:	214-932-9653
Facsimile:	214-932-9402
E-mail:	chaga@carlsoncapital.com

SUPPORTING FRN HOLDER(S):

Cedarview Capital Management, LP

By:	/s/ Burton Weinstein

Name: Burton Weinstein
Title: Managing Partner

The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-1 to this Agreement.

Contact Person:	Alison McDevitt
Address:	405 Lexington Avenue,
39th Floor
New York, NY 10174
Telephone:	(212) 949-1685
Facsimile:	(212)949-2364
E-mail:	amcdevitt@cedarviewcapital.com

SUPPORTING FRN HOLDER(S):

Clinton Group, Inc. as Investment Manager for and on behalf of

CLINTON MULTISTRATEGY MASTERFUND, LTD

By:	/s/ Vincent D’Arpino

Name: Vincent D’Arpino
Title: Portfolio Manager

The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-1 to this Agreement.

Contact Person:	Vincent D’Arpino
Address:	Clinton Group, Inc.
9 West 57th Street, 26th Flr.
New York, NY 10019
Telephone:	212-377-4189
Facsimile:	212-825-0084
E-mail:	vdarp@clinton. com

SUPPORTING FRN HOLDER(S):
CONTINENTAL CASUALTY COMPANY

By:	/s/ Dennis R. Hemme Name: Dennis R. Hemme
Title: Authorized Signatory
The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-l to this Agreement.

Contact Person:	Michael Coffey
Address:	333 South Wabash Avenue
Chicago, IL 60604
Telephone:	312-822-4376
Facsimile:	312-817-1680
E-mail:	michael.coffey@cna.com

SUPPORTING FRN HOLDER(S):
Greenwich International, Ltd.

By:	/s/ Richard A. Rolnick Name: Richard A. Rolnick
Title: Managing Director
The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-l to this Agreement.

Contact Person:	Jonathan Gorrilies
Address:	600 Stearbour Road
Greenwich, Ct. 06830
Telephone:	203-618-6261
Facsimile:	203-422-4095
E-mail:	jonathan.gorrilies@rbsgc.com

SUPPORTING FRN HOLDER(S):
POLYGON GLOBAL OPPORTUNITIES MASTER FUND

By	Polygon Investment Partners, LLP,
as Investment Adviser

By:	/s/ Alex Jackson Name: Alex Jackson
Title: Principal
The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-l to this Agreement.

Contact Person:	Faraz Zaidi
Address:	598 Madison Ave
NY, NY 10027
Telephone:	212-359-7495
Facsimile:
E-mail:	fzaidi@polysoninv.com

SUPPORTING FRN HOLDER(S):
TACONIC CAPITAL ADVISORS, LLC

By:	/s/ Joshua Miller Name: Joshua Miller
Title: Principal
The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-l to this Agreement.

Contact Person:	Paul Kenny
Address:	Taconic Capital Advisors
450 Park Avenue, 9th Fl
New York, NY 10022
Telephone:	212-209-3118
Facsimile:	212-209-3181
E-mail:	pkenny@taconiccap.com

SUPPORTING FRN HOLDER(S):
RESOLUTION MASTER FUND L.P.

By:	/s/ Sam Perlman Name: Sam Perlman
Title: Managing Director
The above-named Supporting FRN Holder(s) hereby represents that it is the beneficial owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the FRNs held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of, the aggregate principal amount of the FRNs listed next to its name on Exhibit A-l to this Agreement.

Contact Person:	Michael Soranno
Address:	909 Third Ave
30th Floor
New York, NY 10021
Telephone:	212-350-1950
Facsimile:	212-350-5653
E-mail:	msoranno@resolutionfunds.com

SUPPORTING NOTEHOLDER(S):

MURRAY CAPITAL MANAGEMENT, INC, as agent on behalf of certain discretionary accounts

By:	/s/ Scott V. Beechert

	Name:	Scott V. Beechert
	Title:	General Counsel &
Chief Compliance Officer

Murray Capital Management, Inc. hereby represents that it is the beneficially owner and/or investment advisor or manager/with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit A-2 to this Agreement.

Contact Person:	Scott V. Beechert
Address:	680 Fifth Avenue
26th Floor
New York, NY 10019
Telephone:	(212) 582-5505
Facsimile:	(212) 582-5525
E-mail:	sbeechert@murraycapital.Com

ATLANTIC PACIFIC MANAGEMENT GROUP LLC

By:	/s/ Jay A. Johnston

	Name:	Jay A. Johnston
	Title:	Managing Director
Indian Harbor Capital Management
Advisor of Account

Atlantic Pacific Management Group LLC hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue
Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

LPETE LLC

By:	/s/ Jay A. Johnston

	Name:	Jay A. Johnston
	Title:	President
LPETE LLC

LPETE LLC hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue
Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

SSGDP LLC

By:	/s/ Jay A. Johnston

Name:	Jay A. Johnston
Title:	President SSGDP LLC

SSGDP LLC hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue
Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

DRALLI LLC

By:	/s/ Jay A. Johnston

Name:	Jay A. Johnston
Title:	Managing Director
Gramercy Investment Management
LLC, Sole Manager of the Company

DRALLI LLC hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

GRAMERCY EMERGING MARKETS FUND

By:	/s/ Jay A. Johnston

Name:	Jay A. Johnston
Title:	Director
Gramercy Emerging Markets Fund

Gramercy Emerging Markets Fund hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

HFR EM SELECT MASTER TRUST

By:	/s/ Jay A. Johnston

Name: Jay A. Johnston
Title: Co-Managing Partner, Gramercy
Advisors by Power of Attorney

HFR EM Select Master Trust hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

KAPALI LLC

By:	/s/ Jay A. Johnston

Name:	Jay A. Johnston
Title:	President
KAPALI LLC

KAPALI LLC hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue
Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

LMC RECOVERY FUND LLC

By:	/s/ Jay A. Johnston

Name:	Jay A. Johnston
Title:	Co-Managing Partner
Gramercy Advisors LLC
Investment Manager of Account

LMC Recovery Fund LLC hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue
Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

PALLMALL LLC

By:	/s/ Jay A. Johnston

	Name:	Jay A. Johnston
	Title:	President
PALLMALL LLC
PALLMALL LLC hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue
Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

UVIADO LLC

By:	/s/ Jay A. Johnston

	Name:	Jay A. Johnston
	Title:	President
UVIADO LLC
UVIADO LLC hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue
Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

GRNPARK LLC

By:	/s/ Jay A. Johnston

	Name:	Jay A. Johnston
	Title:	President
GRNPARK LLC
GRNPARK LLC hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue
Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

KADESI LLC

By:	/s/ Jay A. Johnston

	Name:	Jay A. Johnston
	Title:	President
KADESI LLC
KADESI LLC LLC hereby represents that it is the beneficially owner and/or investment advisor or manager (with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Jason Cook
Address:	c/o Gramercy Advisors LLC
20 Dayton Avenue
Greenwich, CT 06830
Telephone:	(203) 552-1920
Facsimile:	(203) 552-1906
E-mail:	jcook@gramercy.com

HARBINGER CAPITAL PARTNERS
MASTER FUND I, LTD.
(f/k/a HARBERT DISTRESSED INVESTMENT
MASTER FUND, LTD.)

By:	Harbinger Capital Partners Offshore
Manager, LLC, as investment manager

By:	/s/ Philip A. Falcone Name: Philip A. Falcone
Title: Senior Managing Director
Harbinger Capital Partners Master Fund I, Ltd. (f/k/a Harbert Distressed Investment Master Fund, Ltd.) hereby represents that it is the beneficially owner and/or investment advisor or manager (with-the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit B to this Agreement.

Contact Person:	Philip A. Falcone
Address:	Harbinger Capital Partners
555 Madison Avenue, 16th Floor
New York, NY 10022
Telephone:	(212) 521-6988
Facsimile:	(212) 521-6972
E-mail:	pfalcone@harbert.net
W/ copy to:
One Riverchase Parkway South
Birmingham, AL 35244
Attn: Legal Department

[Form of Signature Block for Noteholder]

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Edgar A.Sabounghi

Name: Edgar A.Sabounghi
Title: Managing Director

Morgan Stanley & Co. Incorporated hereby represents that it is the beneficially owner and/or investment advisor or manager/with the power to vote and dispose of all or substantially all of the Senior Notes held on behalf of their beneficial owner) of discretionary accounts for holders of beneficial owners of the aggregate principal amount of the Senior Notes listed next to its name on Exhibit A-2 to this Agreement.

Contact Person:	Jonathan Herrick
Address:	1585 Broadway
New York, New York 10036
Telephone:	212-761-4744
Facsimile:	212-507-2917
E-mail:	jonathan.herrick@morganstanley.com